Mail Stop 3561

July 20, 2005

Mr. Hans Munk Nielsen
Senior Executive Vice President and Chief Financial Officer
TDC A/S
Finansstabe Nørregade 21
DK-0900 Copenhagen C
Denmark

> **Re:** **TDC A/S**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed May 26, 2005**
> **File No. 1-12998**

Dear Mr. Nielsen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2004

Item 5 Operating and Financial Review and Prospects, page 23

Depreciation, Amortization and Write-downs, page 28

1.   It appears that in 2003 you reassessed the useful lives of certain assets in TDC
        Solutions. Please provide us with more details of the nature of these assets, why
        you believe the change in useful life is appropriate, and how you considered
        paragraph 33 of APB 20. Also, please tell us whether there were any such
        revisions of useful lives in 2002 and 2004.

Markets and technology, page 43

2.   We note your disclosure that you have certain UMTS licenses. Tell us what
        value, if any, you have ascribed to these licenses and how you test these items for
        impairment under SFAS 142 given that you appear to have not begun substantial
        operations in the countries in which you hold these licenses as stated in Note 9.

Note 9 – Intangible Assets, page F-31

3.   Tell us and separately disclose the individual amounts for rights, patents, licenses
        and other intellectual property and the related useful lives over which each class
        is being amortized.

Note 24 - Financial instruments, page F-41

4.   Please explain to us your U.S. GAAP accounting for the instruments described in
        Note 24. If you have applied hedge accounting in your U.S. GAAP financial
        statements, please confirm to us your compliance with all of the conditions
        necessary including (a) the instrument meeting the definition of a derivative
        contract, (b) the company preparing the necessary documentation of its risk
        management objectives and how the effectiveness of the hedge will be assessed,
        (c) timely assessment of hedge effectiveness consistent with your documented
        risk management strategy.

5.   The disclosure in the first sentence under "B: Interest-rate exposure" on page F-
        42 suggests that you are using the interest rate swap agreements to hedge a
        portfolio of assets and liabilities. Please advise us and, if so, explain to us how
        you are measuring hedge effectiveness under for U.S. GAAP purposes. Also
        explain to us your consideration of the guidance in paragraphs 21a(1) and (2)of
        SFAS No. 133.

6.   We note on page F-15 that you recognize translation adjustments of loans used to hedge foreign subsidiaries and associated enterprises directly in shareholders' equity. With a view towards disclosure, please explain to us your US GAAP accounting policy for such loans.   If you are treating them as a hedge of a foreign currency exposure of a net investment in a foreign operation for U.S. GAAP reporting purposes, please refer to paragraph 42, as amended by paragraph 4(u) of SFAS No. 138, and explain to us your consideration of paragraphs 40(a) and 40(b) of SFAS No. 133.

Note 30 – Reconciliation to United States Generally Accepted Accounting Principles, page F-51

General, page F-51

7.   Please fully address within Note 30 your policies for consolidation of subsidiaries and for the application of the equity method of accounting. In this regard, we note in Note 29 that under Danish GAAP you apply the equity method of accounting to companies for which you have a 100% ownership interest and to companies for which your ownership interest is less than 20%. Please disclose and explain to us in detail your justification for these policies under U.S. GAAP or indicate that this is a GAAP difference and disclose the impact of this difference on reported balance sheet and income statement amounts. Refer to the guidance in SFAS No. 94, FIN46, and APB Opinion 18.

8.   It appears you should address in your reconciliations of net income and shareholders' equity the impact of your equity method investees adjusting their accounts to be on a U.S. GAAP basis.

9.   Please provide us a quantified summary of the items included in the "Other" caption in your reconciliations of net income and shareholders' equity for 2003 and 2004. Also, provide us an explanation for not separately disclosing any significant reconciling items included in this caption.

10.   We note the disclosure of your disposals on page F-40. It appears the disposals may qualify for treatment as a discontinued operation for U. S. GAAP reporting purposes. Please advise us in detail or disclose the nature of this difference in GAAP and the impact of this treatment on income from continuing operations as determined under U.S. GAAP. We refer you to the guidance in SFAS No. 144. It may also be necessary for you to present additional U.S. GAAP earnings per share data pursuant to paragraphs 36 and 37 of SFAS No. 128.

11.   Reference is made to the policy note on page F-19 and the disclosure in Note 15. Please disclose how you are accounting for treasury stock for U.S. GAAP

purposes and advise us. Also disclose the U.S. GAAP amounts of your balance sheet line items impacted by the differences in accounting policies.

12.   Reference is made to the policy disclosure on page F-20. Recording a provision when the amount of the obligation can be "estimated reliably" appears to be a higher standard than the US GAAP requirement to accrue the most likely loss amount within the range of reasonably possible amounts. Please advise us of your U.S. GAAP policy and revise your GAAP reconciliations, if necessary. We refer you to the guidance in paragraphs 2 and 3 of FIN 14.

Amortization of goodwill, page F-51

13.   Using the guidance in paragraphs 30-31 of SFAS 142, tell us how you determined your reporting units for purposes of performing your goodwill impairment test. Additionally, tell us how you have determined the amount of goodwill to be assigned to your separate reporting units.   Please provide us with the amounts for goodwill and intangibles for each segment discussed in Note 2.

14.   Tell us and disclose in more detail how you performed the impairment test for each of your reporting units at the date of adoption of SFAS 142 and in 2004. Your response should include a detailed discussion of the methodology used to determine the fair value of each of your reporting units, as well as a discussion of the key assumptions used in determining the fair value, such as cash flow projections and discount rates.

Revenue recognition, F-52

15.   We note on page F-12 the change in your revenue recognition accounting policies. Please disclose and explain to us how you have reflected the impact of your new policies and/or your previous policies in your calculations of net income in accordance with U.S. GAAP. Regarding your policy for non-refundable up-front connection fees, explain to us your consideration of the guidance in EITF 00-21 for US GAAP reporting purposes. Explain to us your U.S. GAAP treatment of such fees earned in connection with sales of mobile phone handsets.

16.   We note on page F-16, under Danish GAAP, revenue from printed directories is recognized when the directory is distributed. Please explain this policy to us, including what you mean by "distributed." Please also explain to us your US GAAP revenue recognition policy for printed directories if it differs from your Danish GAAP policy. In addition, as part of your response to this comment please address the following specific questions:
*   Tell us whether you recognize revenue when physical delivery of 100% of the directories has occurred.

- Tell us whether you are required by contract to make an initial delivery followed by secondary deliveries. If so, tell us how you have considered those secondary deliveries when recognizing revenue.
- Tell us if you have the right to reduce the original life of the directories and whether it would result in a pro rata reduction of your advertising revenues. If so, it would appear that the fee may not be fixed and determinable.

Note 33 – Supplementary US GAAP Information

17. Please quantify the impact of the value of work performed for your own purposes on revenues and the relevant expense captions in each of the past two years.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director